Texas Pacific Land Trust

1700 Pacific Avenue, Suite 1670

Dallas, Texas 75201

(214) 969-5530

February 8, 2007

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0213

Attention:	Daniel L. Gordon

Branch Chief

Mail Stop 4561

Re:	Texas Pacific Land Trust (the “Trust”)

Form 10-K for the Fiscal Year Ended December 31, 2005

(the “2005 Form 10-K”)

Forms 10-Q for the Quarters Ended March 31, June 30 and

September 30, 2006 (collectively, the “2006 Forms 10-Q”)

Filed 3/16/06

File No. 1-00737

Dear Mr. Gordon:

The purpose of this letter is to respond to the staff’s comments in your letter to me, dated January 26, 2007, with respect to the Trust’s 2005 Form 10-K and 2006 Forms 10-Q. For your convenience, I have also set forth below each of the staff’s comments.

Statements of Income, page F-5

1.

Comment: We note from your response to comment one that the negotiation of, and entry into, oil and gas royalty agreements is a key element of the Trust’s management of the land. However, we also note your response to comment one from a letter dated December 4, 1997 in which you informed us that “oil and gas royalty interests...are simply paid to the Trust as owners of the land. The Trust is not actively engaged in the oil and gas...business but is rather a passive seller of land. These other income amounts are simply by-products of the Trust’s only activity.” Please advise us if your land management strategy has changed since the date of the prior letter. If you now actively manage oil and gas royalty agreements in addition to the sale and lease of land, please advise us what consideration you give to paragraphs 10-16 of SFAS 131 in determining that you only have one reportable segment.

Response:

General

The Trust’s land management strategy has not changed since our December 4, 1997 letter to the staff. The Trust’s major and central operation continues to be the management of the land conveyed to it in 1888. As set forth in Note 2 “Segment Information” of the Notes to Financial Statements included in the 2005 Form 10-K, the Trust believes that its operations in managing the land include both the sale and leasing of that land and the management of its retained oil and gas royalty interests.

We believe that the statements which you quote from the Trust’s letters to the staff of January 16, 2007 and December 4, 1997, respectively, are not inconsistent and do not indicate a change in strategy when considered in light of the respective contexts in which each was made.

The statement which you cite from our January 16, 2007 letter:

“The negotiation of, and entry into, land sale and lease agreements, as well as oil and gas royalty agreements is a key element of the Trust’s management of the land.”

was made in response to the staff’s question as to whether certain income streams should be classified as non-operating. The statement was intended to explain why the Trust believes that the income stream from its mineral rights is properly classified as income from operations. The Trust does, in fact, enter into mineral leases and audits the royalties it receives under those leases as part of its central operation, the management of the land.

The statement which you cite from our December 4, 1997 letter:

“oil and gas royalty interests...are simply paid to the Trust as owners of the land. The Trust is not actively engaged in the oil and gas...business but is rather a passive seller of land. These other income amounts are simply by-products of the Trust’s only activity.”

was made in response to the staff’s question, in its letter dated November 3, 1997, as to why the Trust did not consider its oil and gas royalty operations to comprise a separate reportable segment within the guidelines of SFAS 14. The statement was intended to make clear to the staff that the Trust was not, in fact, engaged in the oil and gas business, per se, in that it is not actively engaged in exploration activities, drilling activities, the purchase or sale of mineral rights, the marketing of oil or gas or related activities in the oil and gas business. Rather, as part of its central operation of management of the land, it manages the mineral rights associated with the land conveyed to it, as part of its one reportable segment.

To clarify, as part of its management of the land, the Trust does actively manage the mineral royalty rights it has retained with respect to the land to ensure that it collects all royalties that are due to it, but the Trust is not actively engaged in the oil and gas business in the sense of exploration, drilling, purchasing or selling mineral rights, or marketing oil or gas. The land management strategy has not changed. The central purpose of the Trust remains to manage its assets (land and mineral rights) and divest its properties on an opportunistic basis.

Application of SFAS 131 Segment Reporting

The cost structure of the Trust consists of executive and administrative personnel that manage the Trust’s land and mineral rights. In this connection, it is worth noting that, as reported in Item 1(c) of the 2005 Form 10-K, the Trust has a total of 8 employees, all of whom support all of the Trust’s operations. There is no distinct cost structure for each of the Trust’s asset-driven revenues streams:

•	Land and easement sales
•	Oil and gas royalties
•	Lease income
•	Interest income (from notes receivable)

Paragraph 10.c. of SFAS No. 131 states that discrete financial information (i.e. cost) must be available for a business to be considered a segment. Since, due to the nature of the Trust’s unitary cost structure, no discrete financial information exists as to each revenue stream, attempting to report segmented information would not be possible or necessary in accordance with Paragraph 10.c. of SFAS No. 131.

Summary

In summary, we believe that the Trust’s positions that it is engaged in only one reportable segment, the management of the land (including mineral rights) conveyed to it in 1888, and that its revenues from land and easement sales, oil and gas royalties, lease income and interest income (from notes receivable) are all properly reported as revenue from operations as part of its management of the land, are correct and that no amendments to the Trust’s prior filings are necessary with respect thereto.

2.

Comment: We note your response to comment 2, but are still unclear as to why an expense is recorded for the basis in real estate sold. Please advise us whether or not this expense only represents transactions in which land with a cost basis is sold for a loss. Please cite the specific accounting literature that you have relied upon. We may have additional comments upon review of your response and proposed disclosure.

Response:

As a preliminary note, in response to your inquiry, we advise the staff that the Trust records an expense for the basis in real estate sold for all transactions in which real estate with a cost basis is sold. That treatment is not limited to transactions in which real estate with a cost basis is sold for a loss.

We believe that the Trust’s practice of recording an expense for the basis in real estate sold is appropriate in the context of the Trust’s operations.

Paragraph 78 of FASB Concept Statement 6 “Elements of Financial Statements” (“FAC 6”) defines revenues as:

“Revenues are inflows...from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations [emphasis added].”

Paragraph 80 of FAC 6 defines expenses as:

“Expenses are outflows...from delivering or producing goods, rendering services, or carrying out other activities that constitute the entity's ongoing major or central operations [emphasis added].”

Paragraph 82 of FAC 6 defines gains as:

“Gains are increases in equity...from peripheral or incidental transactions [emphasis added] of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.”

It is predominant practice for real estate firms to reflect divested real estate properties as gains and losses (after operating income) if the primary purpose of the real estate firm is to generate rental and other income [emphasis added]. These are known as income producing properties and this method of presentation is the multi-step format.

However, the sale of land is a significant component of the major, central operation of the Trust, the management of the land. As such, we believe that reflecting land sales as revenues and expenses is appropriate under FAC 6 in the context of the Trust’s operations. This presentation is referred to as the “single-step” format.

Many real estate firms where the primary purpose is to acquire, sell and even develop properties, without a primary emphasis on income producing properties, report land sales as revenue and expenses using the single-step format. An example is Stratus Properties Inc.

Accordingly, we believe that the Trust’s practice of recording an expense for the basis in real estate sold is appropriate under the single-step format and FAC 6 and that no amendments to the Trust’s prior filings are necessary with respect thereto.

If you have any additional questions or comments, or would like to discuss any aspect of this letter, please contact me at (214) 969-5530.

Sincerely,

Roy Thomas

General Agent and
Chief Executive Officer

cc:	David E. Barry, Esq.